UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OPT-SCIENCES CORPORATION
(Exact name of registrant as specified in its charter)

New Jersey	0-1455	21-0681502
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1912 Bannard Street, Cinnaminson, New Jersey	08077
(Address of principal executive offices)	(Zip Code)

Anderson L. McCabe, (856) 829-2800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

We conducted a reasonable country of origin inquiry ("RCOI") on the source of the tantalum, tungsten and tin ("Conflict Minerals") that may be contained in or used in the manufacture of some of our products for the 2014 reporting period from 1/1/14 to 12/31/14. Our RCOI was designed to determine whether any of these Conflict Minerals contained in or used in the production of any of our products originated from the Democratic Republic of the Congo (DRC) or an adjoining country (collectively the "Covered Countries") or was from recycled or scrap sources.

As part of our RCOI, we contacted all six suppliers that sold to our company products containing Conflict Minerals during the reporting period. We requested that they and their suppliers complete the Conflict Minerals Reporting Template provided by the Conflict-Free Sourcing Initiative and/or provide material certifications certifying that the Conflict Minerals did not originate in any of the Covered Countries. We received responses from all six suppliers.

All six of our suppliers returned the Conflict Minerals Reporting Template and/or returned certifications regarding the origin of their Conflict Minerals. None of our suppliers indicated that the Conflict Minerals contained in the products sold to us originated in any of the Covered Countries.

Based on our RCOI, we have no reason to believe that Conflict Minerals contained in or used in the production of our products may have originated in any of the Covered Countries.

This Specialized Disclosure Form ("Form SD") is available under "Investor Relations" on our website: www.optsciences.com. The information on this website is not incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPT-SCIENCES CORPORATION

/s/ Anderson L. McCabe
Anderson L. McCabe President, Chief Executive Officer & Chief Financial Officer May 28, 2015